SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RUBIO’S RESTAURANTS, INC.

(Name of the Issuer)

Rubio’s Restaurants, Inc.

Mill Road Capital, L.P.

MRRC Hold Co.

MRRC Merger Co.

Ralph Rubio

Daniel E. Pittard

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78116B102

(CUSIP Number of Class of Securities)

Rubio’s Restaurants, Inc. 1902 Wright Place, Suite 300 Carlsbad, CA 92008 Attn: Daniel E. Pittard (760) 929-8226	Mill Road Capital, L.P MRRC Hold Co. MRRC Merger Co. 382 Greenwich Avenue, Suite One Greenwich, CT 06830 Attn: Scott P. Scharfman (203) 987-3500
with copies to:
Diane Holt Frankle, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303 (650) 833-2000	Peter M. Rosenblum, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 (617) 832-1000

(Name, Address and Telephone Number of Person(s)

Authorized to Receive Notices and Communications

on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☒

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$85,657,815	$6,108

*	Calculated solely for the purpose of determining the filing fee. As of May 26, 2010, there were 9,427,505 shares of common stock of Rubio’s Restaurants, Inc. outstanding, excluding shares of Rubio’s common stock held by Mill Road Capital, L.P. and its affiliates and 114,943 shares held by Ralph Rubio that are being exchanged for shares of preferred stock of MRRC Hold Co. in connection with the merger. The filing fee was determined by adding (a) the product of 9,427,505 shares of common stock proposed to be acquired in the merger multiplied by the merger consideration of $8.70 per share, plus (b) $2,114,803, the amount expected to be paid to holders of outstanding stock options to purchase shares of common stock with an exercise price of less than the merger consideration of $8.70 per share, plus (c) $1,523,718, the amount expected to be paid to holders of outstanding restricted stock units ((a), (b) and (c) together, the “Transaction Valuation”).
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s Fee rate Advisory +4 for Fiscal Year 2010 was determined by multiplying the Total Consideration by .0000713 ($71.30 per million dollars).

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,108

Form or Registration No.:  Schedule 14A — Preliminary Proxy Statement

Filing Party:  Rubio’s Restaurants, Inc.

Date Filed:  May 28, 2010

INTRODUCTION

This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Rubio’s Restaurants, Inc., a Delaware corporation (“Rubio’s” or the “Company”) and the issuer of the Company’s common stock that is subject to the Rule 13E-3 transaction, (b) Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”), (c) MRRC Hold Co., a Delaware corporation (“Parent”), a Delaware corporation and currently a wholly owned subsidiary of Mill Road, (d) MRRC Merger Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (e) Ralph Rubio, a director and executive officer of the Company, and (f) Daniel E. Pittard, a director and executive officer of the Company (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 9, 2010, and the Amendment to Agreement and Plan of Merger, dated as of July 18, 2010 (collectively, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. If the Merger Agreement is adopted by the Company’s stockholders and the other conditions to closing of the Merger (as set forth in the Merger Agreement) are satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as a surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). Following the Merger, Parent will be majority-owned by Mill Road, Ralph Rubio will own approximately 2% of Parent and approximately 10% of Parent’s capital stock will be reserved for its equity incentive plan. In addition, Daniel Pittard has, and other investors and certain members of management may also have, the opportunity to co-invest on the same terms as Mill Road at the closing or shortly thereafter.

Upon completion of the Merger, each share of the Company’s common stock will be converted into the right to receive $8.70 in cash, without interest and less any applicable withholding taxes, other than those shares held (a) by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, (b) by Mill Road, Parent and Merger Sub or any other wholly owned subsidiary of Parent or of the Company and (c) in the treasury of the Company.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote at the annual meeting.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

The information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning Rubio’s was supplied by Rubio’s. Similarly, the information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning each filing person other than Rubio’s was supplied by each such filing person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Rubio’s Restaurants, Inc.

1902 Wright Place, Suite 300

Carlsbad, CA 92008

(760) 929-8226

(b) Securities. The exact title of the subject class of equity securities is “Common Stock, par value $0.001 per share.” The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Annual Meeting—Record Date; Shares Entitled to Vote; Quorum”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Market Price of Our Common Stock”

“Important Information Regarding Rubio’s—Market Information for Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Rubio’s—Dividend Policy”

“The Merger Agreement—Conduct of Rubio’s Business Pending the Merger”

“Appendix A—Merger Agreement”

(e)	Prior Public Offerings. Not Applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Rubio’s—Recent Transactions”

Item 3.	Identity and Background of Filing Person(s)

(a) Name and Address. Rubio’s Restaurants, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Identity and Background of the Participants in the Merger”

“Board of Directors”

“Executive Officers”

b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Identity and Background of the Participants in the Merger”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Identity and Background of the Participants in the Merger”

“Board of Directors”

“Executive Officers”

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors”

“The Annual Meeting”

“The Merger Agreement”

“Appendix A—Merger Agreement”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement—Effect on Rubio’s Stock Options”

“The Merger Agreement—Effect on Rubio’s Restricted Stock Units”

“Appendix A—Merger Agreement”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Rights of Appraisal”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“The Annual Meeting—Rights of Stockholders Who Object to the Merger”

“Appraisal Rights”

“Appendix A—Merger Agreement”

“Appendix C—Section 262 of the General Corporation Law of the State of Delaware”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Non-Continuing Stockholders”

(f)	Eligibility for Listing or Trading. Not Applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Certain Relationships and Related Transactions”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Purpose and Reasons for the Merger for Ralph Rubio and Daniel Pittard”

“Special Factors—Purpose and Reasons for the Merger for Merger Sub, Parent and Mill Road”

“Special Factors—Plans for Rubio’s After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Appendix A—Merger Agreement”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors— Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Purpose and Reasons for the Merger for Ralph Rubio and Daniel Pittard”

“Special Factors—Purpose and Reasons for the Merger for Merger Sub, Parent and Mill Road”

“Special Factors—Interests of Certain Persons in the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors— Fairness of the Merger, Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Purpose and Reasons for the Merger for Ralph Rubio and Daniel Pittard”

“Special Factors—Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Annual Meeting”

“Ownership of Securities”

“The Merger Agreement”

“Proposal No. 1: Adoption of the Merger Agreement”

“Appendix A—Merger Agreement”

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors— Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Effects of the Merger”

“Special Factors—Plans for Rubio’s After the Merger”

“Special Factors—Interests of Certain Parties in the Merger”

“The Merger Agreement”

“Appendix A—Merger Agreement”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors— Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Effects of the Merger”

“Special Factors—Plans for Rubio’s After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Certain Financial Projections”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Appendix A—Merger Agreement”

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors— Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Purpose and Reasons for the Merger for Ralph Rubio and Daniel Pittard”

“Special Factors—Purpose and Reasons for the Merger for Merger Sub, Parent and Mill Road”

“Special Factors—Effects of the Merger”

“Special Factors—Plans for Rubio’s After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Background of the Merger”

“Special Factors— Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Position of Merger Sub, Parent and Mill Road as to the Fairness of the Merger”

“Special Factors—Position of Ralph Rubio and Daniel Pittard as to the Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purpose and Reasons for the Merger for Ralph Rubio and Daniel Pittard”

“Special Factors— Purpose and Reasons for the Merger for Merger Sub, Parent and Mill Road”

“Special Factors— Position of Merger Sub, Parent and Mill Road as to the Fairness of the Merger”

“Special Factors—Position of Ralph Rubio and Daniel Pittard as to the Fairness of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Plans for Rubio’s After the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Appendix B—Cowen Fairness Opinion”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Purpose and Reasons for the Merger for Ralph Rubio and Daniel Pittard”

“Special Factors— Purpose and Reasons for the Merger for Merger Sub, Parent and Mill Road”

“Special Factors— Position of Merger Sub, Parent and Mill Road as to the Fairness of the Merger”

“Special Factors—Position of Ralph Rubio and Daniel Pittard as to the Fairness of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Plans for Rubio’s After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Certain Financial Projections”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences of the Merger to our Stockholders”

“Special Factors—Fees and Expenses of the Merger”

“The Merger Agreement”

“Appraisal Rights”

“Appendix A—Merger Agreement”

“Appendix C—Section 262 of the General Corporation Law of the State of Delaware”

Item 8.	Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of Ralph Rubio and Daniel Pittard as to the Fairness of the Merger”

“Special Factors—Position of Merger Sub, Parent and Mill Road as to the Fairness of the Merger”

“Appendix B—Cowen Fairness Opinion”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of Ralph Rubio and Daniel Pittard as to the Fairness of the Merger”

“Special Factors—Position of Merger Sub, Parent and Mill Road as to the Fairness of the Merger”

“Special Factors—Effects of the Merger”

“Appendix B—Cowen Fairness Opinion”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“The Annual Meeting”

“The Merger Agreement”

“Proposal No. 1: Adoption of the Merger Agreement”

“Appendix A—Merger Agreement”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) — (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Cowen and Company, LLC”

“Special Factors—Background of the Merger”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of Merger Sub, Parent and Mill Road as to the Fairness of the Merger”

“Appendix B—Cowen Fairness Opinion”

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses of the Merger”

“The Merger Agreement”

“Appendix A—Merger Agreement”

“Appendix B—Sponsor Guarantee”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Appendix A—Merger Agreement”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses of the Merger”

“The Merger Agreement”

“Appendix A—Merger Agreement”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses of the Merger”

“The Merger Agreement”

“Appendix A—Merger Agreement”

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Certain Relationships and Related Transactions”

“Ownership of Securities”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Rubio’s—Recent Transactions”

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Vote for the Adoption of the Merger Agreement”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Background of the Merger”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors—Interests of Certain Persons in the Merger”

“The Annual Meeting—Vote Required”

“The Merger Agreement—Actions to be Taken to Complete the Merger”

“Appendix A—Merger Agreement”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the Special Committee and the Board of Directors”

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Fairness of the Merger; Reasons for and Recommendation of the Special Committee and the Board of Directors”

“Special Factors— Position of Merger Sub, Parent and Mill Road as to the Fairness of the Merger”

“Proposal No. 1: Adoption of the Merger Agreement”

Item 13.	Financial Statements

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Rubio’s”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“Special Factors—Fees and Expenses of the Merger”

“The Annual Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and the Annual Meeting of Stockholders”

“The Annual Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(1)	Preliminary Proxy Statement of Rubio’s Restaurants, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 28, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Rubio’s Restaurants, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Annual Meeting of Stockholders of Rubio’s Restaurants, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(b)(1)	Letter “Re: Amended and Restated Commitment Letter with respect to Rubio’s Restaurants, Inc.” dated as of May 9, 2010 by and between GCI Capital Markets LLC and Mill Road Capital, L.P., incorporated herein by reference to the Schedule 13D filed by Mill Road Capital, L.P. with the Securities and Exchange Commission on May 18, 2010.

(c)(1)	Opinion of Cowen and Company, LLC (“Cowen”), incorporated herein by reference to Appendix B of the Proxy Statement.*

(c)(2)

Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated October 22, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(3)	Presentation of Cowen and Company, LLC, to the Special Committee of the Board of Directors of Rubio’s Restaurants, Inc., dated November 9, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(4)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated December 10, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(5)	Discussion Materials provided by Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated January 25, 2010.*

(c)(6)	Discussion Materials provided by Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated January 28, 2010.*

(c)(7)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated March 29, 2010, 2010, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(8)	Presentation of Cowen and Company, LLC, to the Special Committee of the Board of Directors of Rubio’s Restaurants, Inc. and the Board of Directors of Rubio’s Restaurants, Inc., dated May 8, 2010, incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 1, 2010.*

(d)(1)	Agreement and Plan of Merger, dated as of May 9, 2010, by and among Rubio’s Restaurants, Inc., MRRC Merger Co. and MRRC Hold Co., incorporated herein by reference to Appendix A to the Proxy Statement.

(d)(2)	Sponsor Guarantee, dated as of May 9, 2010, by Mill Road Capital, L.P. in favor of Rubio’s Restaurants, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(3)	Voting Agreements, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and, individually and separately, each of Ralph Rubio and Dan Pittard, incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(4)	Voting Agreement, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and Rosewood Capital, L.P., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(5)	Stock Subscription and Exchange Agreement, dated as of May 9, 2010, by and among MRRC Hold Co., Mill Road Capital, L.P. and Ralph Rubio, incorporated herein by reference to the Schedule 13D filed by Mill Road Capital, L.P. with the Securities and Exchange Commission on May 18, 2010.

(d)(6)	Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rubio’s Restaurants, Inc. and the Ralph Rubio and Dione Rubio Family Trust, incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(7)	Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rosewood Capital, L.P., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(8)	Offer Letter from MRRC Hold Co. to Dan Pittard dated May 9, 2010, incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 1, 2010.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix C of the Proxy Statement.

(g)	None.

*	Cowen has consented to the filing of these materials in this Schedule 13E-3 and has confirmed that, while such materials were prepared for the benefit of the Special Committee and the Board, as applicable, any statement as to the exclusivity of benefit or use contained therein is inapplicable with respect to this filing.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2010

RUBIO’S RESTAURANTS, INC.

By:	/s/ Daniel E. Pittard
Name:	Daniel E. Pittard
Title:	President and Chief Executive Officer

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	Management Committee Director

MRRC HOLD CO.

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	President and Chief Executive Officer

MRRC MERGER CO.

By:	/s/ Scott P. Scharfman
Name:	Scott P. Scharfman
Title:	President and Chief Executive Officer

DANIEL PITTARD

/s/ Daniel E. Pittard
Daniel E. Pittard

RALPH RUBIO

/s/ Ralph Rubio
Ralph Rubio

Exhibit Index

(a)(1)	Preliminary Proxy Statement of Rubio’s Restaurants, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 28, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Rubio’s Restaurants, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Annual Meeting of Stockholders of Rubio’s Restaurants, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(b)(1)	Letter “Re: Amended and Restated Commitment Letter with respect to Rubio’s Restaurants, Inc.” dated as of May 9, 2010 by and between GCI Capital Markets LLC and Mill Road Capital, L.P., incorporated herein by reference to the Schedule 13D filed by Mill Road Capital, L.P. with the Securities and Exchange Commission on May 18, 2010.

(c)(1)	Opinion of Cowen and Company, LLC, incorporated herein by reference to Appendix B of the Proxy Statement.*

(c)(2)

Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated October 22, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(3)	Presentation of Cowen and Company, LLC, to the Special Committee of the Board of Directors of Rubio’s Restaurants, Inc., dated November 9, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(4)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated December 10, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(5)	Discussion Materials provided by Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated January 25, 2010.*

(c)(6)	Discussion Materials provided by Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated January 28, 2010.*

(c)(7)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated March 29, 2010, 2010, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(8)	Presentation of Cowen and Company, LLC, to the Special Committee of the Board of Directors of Rubio’s Restaurants, Inc. and the Board of Directors of Rubio’s Restaurants, Inc., dated May 8, 2010, incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 1, 2010.*

(d)(1)	Agreement and Plan of Merger, dated as of May 9, 2010, by and among Rubio’s Restaurants, Inc., MRRC Merger Co. and MRRC Hold Co., incorporated herein by reference to Appendix A to the Proxy Statement.

(d)(2)	Sponsor Guarantee, dated as of May 9, 2010, by Mill Road Capital, L.P. in favor of Rubio’s Restaurants, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(3)	Voting Agreements, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and, individually and separately, each of Ralph Rubio and Dan Pittard, incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(4)	Voting Agreement, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and Rosewood Capital, L.P., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(5)	Stock Subscription and Exchange Agreement, dated as of May 9, 2010, by and among MRRC Hold Co., Mill Road Capital, L.P. and Ralph Rubio, incorporated herein by reference to the Schedule 13D filed by Mill Road Capital, L.P. with the Securities and Exchange Commission on May 18, 2010.

(d)(6)	Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rubio’s Restaurants, Inc. and the Ralph Rubio and Dione Rubio Family Trust, incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(7)	Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rosewood Capital, L.P., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(8)	Offer Letter from MRRC Hold Co. to Dan Pittard dated May 9, 2010, incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 1, 2010.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix C of the Proxy Statement.

(g)	None.

*	Cowen has consented to the filing of these materials in this Schedule 13E-3 and has confirmed that, while such materials were prepared for the benefit of the Special Committee and the Board, as applicable, any statement as to the exclusivity of benefit or use contained therein is inapplicable with respect to this filing.